UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

1 First Canadian Place,

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ended March 31, 2026
99.2	Management’s Discussion and Analysis for the period ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

LARGO INC.

By: /s/ Daniel Tellechea
Name: Daniel Tellechea
Title: Co-Chief Executive Officer